UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Charm Communications Inc. Announces Unaudited Fourth Quarter and Full Year 2013 Results

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: May 8, 2014

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Fourth Quarter and Full Year 2013 Results

BEIJING, May 7, 2014 /PRNewswire-FirstCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•	Turnover increased 25.7% year-over-year to $253.4 million in the fourth quarter of 2013

•	Revenues increased 31.9% year-over-year to $62.2 million in the fourth quarter of 2013

•	Revenues for Charm’s advertising agency business increased 34.1% year-over-year to $16.8 million in the fourth quarter of 2013

•	Revenues for Charm’s media investment management business increased 36.3% year-over-year to $43.7 million in the fourth quarter of 2013

•	Gross profit increased 55.0% year-over-year to $20.2 million in the fourth quarter of 2013

•	Net income was $2.3 million in the fourth quarter of 2013 compared to a net loss of $4.2 million in the fourth quarter of 2012

•	Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option, was $2.9 million in the fourth quarter of 2013 compared to a non-GAAP net loss of $3.8 million in the fourth quarter of 2012

Full Year 2013 Highlights

•	Turnover increased 7.6% year-over-year to $886.7 million in full year 2013

•	Revenues increased 11.1% year-over-year to $183.8 million in full year 2013

•	Revenues for Charm’s advertising agency business increased 8.9% year-over-year to $50.4 million in full year 2013

•	Revenues for Charm’s media investment management business increased 13.9% year-over-year to $128.4 million in full year 2013

•	Gross profit increased 20.4% year-over-year to $58.2 million in full year 2013

•	Net income was $1.4 million in full year 2013 compared to net loss of $2.5 million in full year 2012

•	Non-GAAP net income, which excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option, was $5.1 million in full year 2013 compared to non-GAAP net loss of $0.5 million in full year 2012

“In the fourth quarter, we continued to reposition our overall business in the wake of significant changes in the industry and the continued growth of online media, although television-related advertising remains a significant part of our business,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “We remain cautiously optimistic regarding 2014, as our underlying business showed improvement at the end of last year, and we have already started to restructure and eliminate a number of loss-making projects and non-performing teams, which we expect will lead to better results this year despite television advertising spending experiencing an historically slow rate of growth in the first quarter of 2014, according to our own independent industry research.”

Fourth Quarter 2013 Results

Turnover (non-GAAP)

US$ mm	4Q13	4Q12	3Q13	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$253.4	$201.6	$198.8	25.7%	27.4%
Advertising agency	$209.7	$169.6	$171.1	23.7%	22.6%
Media investment management	$43.7	$32.0	$27.7	36.3%	57.5%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 25.7% year-over-year increase in total turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The 27.4% quarter-over-quarter increase in turnover was largely attributed to seasonal factors, as well as the increase in advertising spending on non-CCTV media platforms.

The 23.7% year-over-year and 22.6% quarter-over-quarter increase in the advertising agency business (“agency business”) turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients as a result of the increase in agency advertising spending on non-CCTV TV media platforms and the Internet.

The revenue extraction rate, which is defined as revenue divided by turnover, was 8.0% for the agency business, compared to 7.4% for the fourth quarter of 2012 and 6.6% for the third quarter of 2013. The year-over-year increase was mainly due to an increase in the CCTV rebate rate in year 2013 compared to year 2012. The quarter-over-quarter increase was largely due to higher media rebates as a result of successful negotiations by the Company and mainly for non-CCTV television media.

The 36.3% year-over-year increase in turnover (equivalent to GAAP revenue) for the media investment management business (“principal media business”), which operates under the Shangxing Media brand, was mainly due to increased selling prices paid by customers for media resources mainly from BTV Sports, Nanfang Satellite TV and Tianjin Satellite TV. The 57.5% quarter-over-quarter increase in turnover in the principal media business was mainly the result of strong demand from clients for such media resources due to seasonal factors.

Revenues

US$ mm	4Q13	4Q12	3Q13	Y-o-Y %	Q-o-Q%
Total revenues	$62.2	$47.1	$40.7	31.9%	52.9%
Advertising agency	$16.8	$12.5	$11.3	34.1%	48.7%
Media investment management	$43.7	$32.0	$27.7	36.3%	57.5%
Branding and identity services	$1.7	$2.6	$1.6	-33.6%	4.4%

The changes in agency and principal media business revenues are consistent with the changes in turnover, and with respect to the agency business revenues, consistent with the change in the extraction rate. The year-over-year decrease in branding and identity services was primarily due to an overall decrease in client demand for the Company’s creative services.

Gross Profit

US$ mm	4Q13	4Q12	3Q13	Y-o-Y %	Q-o-Q%
Cost of revenues	$42.0	$34.1	$27.3	23.1%	53.8%
Gross profit	$20.2	$13.0	$13.4	55.0%	51.0%
Gross margin	32.4%	27.6%	32.8%

The year-over-year increase in cost of revenues was in line with the increase in total revenues over the same period. The quarter-over-quarter increase in cost of revenues was partially attributed to the higher media costs in Q4 related to CCTV programming. The increase in gross profit also reflected the increase in total revenue. The quarter-over-quarter increase in gross margin was attributed to higher gross margin from some media resources as a result of higher revenue in the fourth quarter, mainly from Tianjin Satellite TV and Nanfang Satellite TV, due to seasonal factors.

Operating Profit (Loss)

US$ mm	4Q13	4Q12		3Q13		Y-o-Y %	Q-o-Q%
Total operating expenses	$16.9		$17.2		$14.0	-1.6%	20.3%
Selling and marketing	$10.8		$11.3		$9.7	-4.5%	11.4%
General and administrative	$6.1		$5.9		$4.4	3.8%	40.1%
Operating profit (loss)	$3.5	-$	3.5	-$	0.5

The Company’s selling and marketing expenses declined slightly compared to the year-ago period. The 11.4% quarter-over-quarter increase in selling and marketing expenses was primarily due to more marketing events and increased business travel related to selling activities in the fourth quarter. The Company’s general and administrative expenses increased slightly compared to the year-ago period. The 40.1% quarter-over-quarter increase in general and administrative expenses was mainly attributed to an increase in bad debt provisions in the fourth quarter.

Net Income (Loss)

US$ mm	4Q13	4Q12		3Q13		Y-o-Y %	Q-o-Q%
Non-GAAP net income (loss)*	$2.9	-$	3.8		$0.5	-176.0%	500.8%
Net income (loss)	$2.3	-$	4.2	-$	0.6	-155.5%	-462.4%
Basic net income (loss) per ADS (US$)	$0.06	-$	0.13	-$	0.03
Fully diluted net income (loss) per ADS (US$)	$0.06	-$	0.13	-$	0.03

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

Each American depositary share (“ADS”) represents two common shares. The weighted average number of shares used to compute basic net loss per ADS for the fourth quarter of 2013 was 40,624,859. As of December 31, 2013, 40,700,564 ADSs were issued and outstanding.

Cash Flows and Cash Position

Net cash flow from operations for the fourth quarter of 2013 was $27.6 million. As of December 31, 2013, the Company had cash and cash equivalents of $121.2 million, compared to 91.1 million at the end of the third quarter of 2013.

Customers

In the fourth quarter of 2013, Charm’s agency business had 199 advertisers, compared to 195 advertisers in the third quarter of 2013 and 174 advertisers in the fourth quarter of 2012.

In the fourth quarter of 2013, Charm’s principal media business had 229 advertisers, compared to 212 advertisers in the third quarter of 2013 and 203 advertisers in the fourth quarter of 2012.

Employee Headcount

As of December 31, 2013, the Company had 753 employees, compared to 749 employees as of September 30, 2013.

Full Year 2013 Results

Turnover

US$ mm	FY13	FY12	Y-o-Y %
Total turnover (non-GAAP)	$886.7	$823.9	7.6%
Advertising agency	$758.3	$711.1	6.6%
Media investment management	$128.4	$112.8	13.9%
Branding and identity services	N/A	N/A	N/A

Revenues

US$ mm	FY13	FY12	Y-o-Y %
Total revenues	$183.8	$165.5	11.1%
Advertising agency	$50.4	$46.2	8.9%
Media investment management	$128.4	$112.8	13.9%
Branding and identity services	$5.0	$6.5	-22.6%

Gross Profit

US$ mm	FY13	FY12	Y-o-Y %
Cost of revenues	$125.6	$117.1	7.2%
Gross profit	$58.2	$48.4	20.4%
Gross margin	31.7%	29.2%

Operating Profit (Loss)

US$ mm	FY13	FY12		Y-o-Y %
Total operating expenses	$56.0		$52.3	7.1%
Selling and marketing	$38.2		$36.0	6.0%
General and administrative	$17.7		$16.2	9.3%
Operating profit (loss)	$2.6	-$	3.2	-179.4%

Net Income (Loss)

US$ mm	FY13	FY12		Y-o-Y %
Non-GAAP Net income*	$5.1		$0.5	979.8%
Net income (loss)	$1.4	-$	2.5	-156.6%
Basic net income (loss) per ADS (US$)	$0.00	-$	0.12
Fully diluted net income (loss) per ADS (US$)	$0.00	-$	0.12

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

Each ADS represents two common shares. The weighted average number of shares used to compute basic net loss per ADS for the full year 2013 was 39,935,880.

Recent Business Developments

On May 6, 2014, Charm announced that its Audit Committee had approved its decision to provide financial results and earnings guidance on a biannual basis from financial year 2014 onwards. As a foreign private issuer, the Company is only required to submit its interim balance sheet and income statement as of the end of its second quarter each year, pursuant to Rule 5250(c)(2) of the NASDAQ Stock Market Rules.

On April 3, 2014, Charm announced that Mr. Andrew Rickards, one of the Company’s independent directors and chair of its Audit Committee, had informed the Company that he would not renew his Independent Director Agreement at the conclusion of its term on April 9, 2014 due to other business commitments and resigned from the board of directors effective April 9, 2014. Upon his resignation, Mr. Rickards also ceased to be a member of each of the Company’s Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and the Special Committee that was established to evaluate the Company’s proposed going-private transaction. The Company is in the process of identifying replacement candidates for Mr. Rickards’ roles as an independent director and a member of the Audit Committee. Mr. Gang Chen, an independent director, has been appointed to serve as a member of the Compensation Committee and the Corporate Governance and Nominating Committee.

On September 30, 2013, the Company announced that its board of directors had received a preliminary non-binding proposal letter dated September 30, 2013 from Mr. Dang, the chairman of the board of directors (the “Founder”), Merry Circle Trading Limited, a British Virgin Islands company controlled by the Founder (“Merry Circle”), Honour Idea Limited, a British Virgin Islands company owned by the Founder (“Honour Idea” and, collectively with Merry Circle, the “Founder Shareholders”), and CMC Capital Partners HK Limited (collectively, the “Consortium”) to acquire all of the outstanding shares of the Company not currently owned by the Founder Shareholders in a “going private” transaction.

Negotiations between the Special Committee and the Consortium with respect to the proposal are ongoing, and the Special Committee continues to rigorously evaluate, with assistance and guidance from its financial and legal advisors, the proposal, as well as other strategic alternatives that may be available to the Company, including without limitation pursuing a different transaction or remaining as an independent, listed company.

Business Outlook

US$ mm	1H14E
Non-GAAP net income*	1.6 ~ 2.1

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

The Company bases these estimates on a foreign exchange rate of RMB6.20 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income(loss),” which is defined as GAAP net income(loss) excluding stock-based compensation expenses, amortization of intangible assets and net change in fair value of consideration payable and call option.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under U.S. GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income (loss).” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•	these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8p.m. Beijing/Hong Kong Time) on Thursday, May 8, 2014.

Dial-in details for the conference call are as follows:
U.S.:	+1-845-675-0437
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
Passcode:	38893560

A replay of the call will be available from 11 a.m. May 8, 2014 until 11:59 p.m. May 15, 2014 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8199-0299
Passcode:	38893560

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1-616-551-9714

Email: chrm@ogilvy.com

Charm Communications Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31 2013	September 30 2013	December 31 2012
ASSETS
Current Assets
Cash and cash equivalents	121,228	91,146	116,589
Notes receivable	5,940	6,726	6,993
Prepaid expenses	57,168	64,737	93,838
Deposits	32,546	26,192	24,723
Accounts receivable	117,307	105,106	89,964
Amount due from related parties	3,480	783	1,938
Deferred tax assets	1,034	195	191
Other current assets	12,958	5,612	4,021

Total current assets	351,661	300,497	338,257

Fixed assets, net	7,841	9,297	7,638
Intangible assets, net	1,519	1,731	2,375
Investments under equity method	2,267	2,213	2,133
Goodwill	4,507	4,458	4,379
Cost method investments	826	817	803
Other non-current assets	2,608	2,657	3,045

Total non-current assets	19,568	21,173	20,373

TOTAL ASSETS	371,229	321,670	358,630

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current Liabilities
Accounts payable (of which 55, 41 and 53, as of December 31, 2013, September 30, 2013, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	28,516	25,792	38,855
Amounts due to related parties (of which nil, nil and 313 as of December 31, 2013, September 30, 2013, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	9,144	8,044	13,310
Advances from customers (of which 1,167, 1,154, and 1,408 as of December 31, 2013, September 30, 2013, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	85,818	52,024	56,343
Accrued expenses and other current liabilities (of which 3,178, 3,135, and 3,246 as of December 31, 2013, September 30, 2013, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	22,634	15,825	18,912
Consideration payable (of which nil as of December 31, 2013, September 30, 2013, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	950	1,600	2,507
Dividend payable (of which nil as of December 31, 2013, September 30, 2013, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)			—

Total current liabilities	147,062	103,285	129,927

Consideration payable (of which nil as of December 31, 2013, September 30, 2013, 2013 and December 31, 2012 of the consolidated VIE without recourse to the Company, respectively)	1,316	1,351	1,327

Total non-current liabilities	1,316	1,351	1,327

Total liabilities	148,378	104,636	131,254

Redeemable noncontrolling interest	5,733	6,004	5,434
Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	8
Additional paid-in capital	87,597	87,014	100,850
Retained earnings	101,621	98,954	101,225
Accumulated other comprehensive income	22,611	19,862	15,652

Total Charm Communications Inc. shareholders’ equity	211,837	205,838	217,735

Noncontrolling interest	5,281	5,192	4,207

Total equity	217,118	211,030	221,942

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING
INTEREST AND EQUITY	371,229	321,670	358,630

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	Dec 31 2013	Dec 31 2012	Sep 30 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	43,684	32,042	27,740
Advertising agency	16,781	12,512	11,284
Branding and identity services	1,712	2,578	1,640

Total revenues	62,177	47,132	40,664

Cost of revenues:
Media investment management	39,491	31,159	25,246
Advertising agency	1,025	1,337	1,016
Branding and identity services	1,498	1,624	1,049

Total cost of revenues:	42,014	34,120	27,311

Gross profit	20,163	13,012	13,353

Operating expenses:
Selling and marketing expenses	10,781	11,286	9,681
General and administrative expenses	6,117	5,891	4,365
Total operating expenses	16,898	17,177	14,046

Gain (Loss) from equity method investees	30	307	189
Net change in fair value of consideration payable and call option	236	309	—

Operating profit (loss)	3,531	(3,549)	(504)

Interest income	206	568	299
Other income (loss)	(792)
Income before income tax expense	2,945	(2,981)	(205)
Income tax expense	629	1,195	434

Net income (loss)	2,316	(4,176)	(639)

Net income attributable to noncontrolling interest	(351)	884	598
Net income (loss) attributable to Charm Communications Inc.	2,667	(5,060)	(1,237)

shareholders per ADS:
Basic	0.07	(0.13)	0.03
Diluted	0.07	(0.13)	0.03
Shares used in computation of net income (loss) per ADS:
Basic	40,624,859	38,269,369	40,445,764
Diluted	40,830,961	38,269,369	40,445,764
Notes:
Share-based compensation expenses during the period included in:
Cost of revenues	—	—	—
Selling and marketing expenses	389	318	436
General and administrative expenses	155	150	451

Total	544	468	887

	For the three months ended,
	December 31 2013	December 31 2012	September 30 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	2,316	(4,176)	(639)
Other comprehensive income (loss):
Change in cumulative foreign exchange translation adjustment	3,002	1,957	936

Comprehensive income (loss)	5,318	(2,219)	297

Less: Comprehensive income attributable to non-controlling interest	(171)	(590)	(605)
Less: Comprehensive income attributable to redeemable non-controlling interest	270	(297)	(192)

Comprehensive income (loss) attributable to Charm Communications Inc.	5,417	(3,106)	(500)

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the twelve months ended,
	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)
Revenues:
Media investment management	128,436	112,786
Advertising agency	50,356	46,234
Branding and identity services	5,011	6,478

Total revenues	183,803	165,498

Cost of revenues:
Media investment management	117,578	107,976
Advertising agency	4,243	4,864
Branding and identity services	3,765	4,303

Total cost of revenues:	125,586	117,143

Gross profit	58,217	48,355

Operating expenses:
Selling and marketing expenses	38,204	36,026
General and administrative expenses	17,748	16,234
Total operating expenses	55,952	52,260

Gain (Loss) from equity method investees	75	350
Gain from change in fair value of consideration payable	236	309

Operating profit (loss)	2,576	(3,246)

Interest income	1,026	2,255
Other expense	792	13

Income (loss) before income tax expense	2,810	(1,004)
Income tax expense	1,409	1,472

Net income (loss)	1,401	(2,476)

Net income attributable to noncontrolling interest	1,005	2,229
Net income (loss) attributable to Charm Communications Inc.	396	(4,705)

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.01	(0.12)
Diluted	0.01	(0.12)
Shares used in computation of net income (loss) per ADS:
Basic	39,935,880	38,749,125
Diluted	40,319,753	38,749,125
Notes:
(1) Share-based compensation expenses during the period included in:
Cost of revenues	—	1
Selling and marketing expenses	1,905	1,506
General and administrative expenses	1,086	707

Total	2,991	2,214

	For the twelve months ended,
	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)
Net income (loss)	1,401	(2,476)
Other comprehensive income (loss):
Change in cumulative foreign exchange translation adjustment	7,212	2,268

Comprehensive income (loss)	8,613	(208)

Less: Comprehensive income attributable to non-controlling interest	(959)	(1,758)
Less: Comprehensive income attributable to redeemable non-controlling interest	(299)	(711)

Comprehensive income (loss) attributable to Charm Communications Inc.	7,355	(2,677)

Reconciliation from Net income (loss) to Non-GAAP net income (loss):

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31 2013	December 31 2012	September 30 2013
Net income (loss)	2,316	(4,176)	(639)
Add back share-based compensation expenses during the related periods	544	468	887
Add back amortization on intangible assets	230	261	227
Deduct gain from change in fair value of consideration payable	(236)	(309)	0

Non-GAAP net income (loss)	2,854	(3,756)	475

	For the twelve months ended,
	December 31, 2013	December 31, 2012
Net income (loss)	1,401	(2,476)
Add back share-based compensation expenses during the related periods	2,992	2,214
Add back amortization on intangible assets	910	1,041
Deduct gain from change in fair value of consideration payable	(236)	(309)

Non-GAAP net income	5,067	470

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31 2013	December 31 2012	September 30 2013
Turnover (non-GAAP):
Media investment management	43,684	32,042	27,740
Advertising agency	209,693	169,570	171,071
Branding and identity services	N/A	N/A	N/A

Total turnover	253,377	201,612	198,811

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	8.0%	7.4%	6.6%
Branding and identity services	N/A	N/A	N/A
USGAAP Revenue:
Media investment management	43,684	32,042	27,740
Advertising agency	16,781	12,512	11,284
Branding and identity services	1,712	2,578	1,640

Total revenue	62,177	47,132	40,664

	For the twelve months ended,
	December 31, 2013	December 31, 2012
Turnover (non-GAAP):
Media investment management	128,436	112,786
Advertising agency	758,246	711,093
Branding and identity services	N/A	N/A

Total turnover	886,682	823,879

Extracted rate:
Media investment management	100.0%	100.0%
Advertising agency	6.6%	6.5%
Branding and identity services	N/A	N/A
USGAAP Revenue:
Media investment management	128,436	112,786
Advertising agency	50,356	46,234
Branding and identity services	5,011	6,478

Total revenue	183,803	165,498

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	Dec 31 2013	Sep 30 2013	June 30 2013	March 31 2013	Year 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	43,684	27,740	29,556	27,456	128,436
Advertising agency	16,781	11,284	12,178	10,113	50,356
Branding and identity services	1,712	1,640	1,117	542	5,011

Total revenues	62,177	40,664	42,851	38,111	183,803

Cost of revenues:
Media investment management	39,491	25,246	25,720	27,121	117,578
Advertising agency	1,025	1,016	1,197	1,005	4,243
Branding and identity services	1,498	1,049	845	373	3,765

Total cost of revenues:	42,014	27,311	27,762	28,499	125,586

Gross profit	20,163	13,353	15,089	9,612	58,217

Operating expenses:
Selling and marketing expenses	10,781	9,681	9,026	8,716	38,204
General and administrative expenses	6,117	4,365	4,462	2,804	17,748
Total operating expenses	16,898	14,046	13,488	11,520	55,952

Gain (Loss) from equity method investees	30	189	101	(245)	75
Gain from change in consideration payable	236	—			236

Operating profit	3,531	(504)	1,702	(2,153)	2,576

Interest income	206	299	85	436	1,026
Other expense	(792)				792

Income before income tax expense	2,945	(205)	1,787	(1,717)	2,810
Income tax expense	629	434	604	(258)	1,409

Net income	2,316	(639)	1,183	(1,459)	1,401

Net income attributable to noncontrolling interest	(351)	598	468	290	1,005
Net income attributable to Charm Communications Inc.	2,667	(1,237)	715	(1,749)	396

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.07	0.03	0.02	(0.05)	0.01
Diluted	0.07	0.03	0.02	(0.05)	0.01
Shares used in computation of net income (loss) per ADS:
Basic	40,624,859	40,445,764	40,211,181	38,479,967	39,935,880
Diluted	40,830,961	40,445,764	40,329,981	38,479,967	40,319,753
Notes:
Share-based compensation expenses during the period included in:
Cost of revenues	—	—	—	—	—
Selling and marketing expenses	389	436	756	325	1,905
General and administrative expenses	155	451	350	130	1,086

Total	544	887	1,106	455	2,991

	For the three months ended,
	Dec 31 2013	Sep 30 2013	Jun 30 2013	Mar 31 2013	Year 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	2,316	(639)	1,183	(1,459)	1,401
Other comprehensive income:
Change in cumulative foreign exchange translation adjustment	3,002	936	2,608	666	7,212

Comprehensive income	5,318	297	3,791	(793)	8,613

Less: Comprehensive income attributable to non-controlling interest	(171)	(605)	(278)	(102)	(959)
Less: Comprehensive income attributable to redeemable non-controlling interest	270	(192)	(190)	(188)	(299)

Comprehensive income attributable to Charm Communications Inc.	5,417	(500)	3,323	(1,083)	7,355